Exhibit 99.2

Executive Talking Points

•	Reminder -- The contents of this meeting are confidential and internal only.

•	Over the course of the last year, Michaels has charted and executed a strategy to transform the business into a leading omnichannel specialty retailer.

•	Thanks to a great team effort, we are in a strong position today - operationally, financially, and with our customers. The significant strides we have made would not have been possible without the hard work, dedication and adaptability of all our team members – particularly with the challenges of COVID-19.

•	The significant work the team put into our growth transformation has allowed us to post strong financial results and those results were noticed by investors.

•	Recently, we received an unsolicited offer to sell Michaels to Apollo Global Management, a private equity firm. Following a period of negotiation, we agreed to the terms of the merger agreement. Ashley and the Board unanimously agreed that entering into a merger agreement with Apollo is in the best interest of Michaels and our stockholders.

•	The transaction, which is subject to regulatory approvals and certain other closing conditions, is expected to be completed by the end of the first half of our fiscal year, which is July 31, 2021. Once the transaction is complete, we will be a privately-owned company, and our shares will no longer be traded on Nasdaq.

•	This transaction is an investment in the continued and ultimate long-term success of Michaels. Apollo is committed to our business and has a track record of working with management teams to help their companies succeed.

•	Ashley and others on the Board have spent a significant amount of time with Apollo and feel confident in this partnership. Apollo has more than 30 years of experience helping companies grow and transform. Most importantly, Apollo believes in our company, strategy, and team, and will help us achieve what we set out to do.

•	Additionally, as a private company, we will have financial flexibility to continue to invest in, expand and improve our retail and digital platforms.

•	We will continue to pursue the unique opportunity to expand the Maker ecosystem and build a platform that ultimately brings Makers closer together. Apollo shares our vision, and with their support we will continue to invest in this connected platform to further engage our core Maker customers.

•	It is business as usual through the close of the transaction, and we should all remain focused on serving our customers while managing Michaels well and executing against the strategic plan.

•	Employee benefits, our paycheck cycle, annual bonus payouts, performance conversations and merit increases will all continue as planned.

•	There will likely be lots of questions, but unfortunately, until the transaction closes, we will not be able to answer many of them. We will be as transparent with you as we can and will do our best to address questions as and when we are able to.

•	If you are asked for comment by external folks, please point them to the announcement press release in our Newsroom: https://www.michaelspressroom.com/press-releases

Important Information

The tender offer for the outstanding shares of Michaels common stock has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Michaels common stock. The solicitation and offer to buy shares of Michaels common stock will only be made pursuant to the tender offer materials that Apollo intends to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Apollo will file a tender offer statement on Schedule TO with the SEC, and Michaels will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. MICHAELS’ STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to Michaels’ stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting Michaels’ Investor Relations either by telephone at 972-409-1393, e-mail at james.mathias@michaels.com or on Michaels’ website at www.michaels.com.

Forward-Looking Statements

This document includes forward-looking statements which reflect management's current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words "anticipate", "assume", "believe", "continue", "could", "estimate", "expect", “forecast”, "future", “guidance”, “imply”, "intend", "may", “outlook”, "plan", "potential", "predict", "project", and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of Michaels’ stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer, including the failure to receive required regulatory approvals from any applicable governmental entities, may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the Securities and Exchange Commission ("SEC") and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company's assumptions prove incorrect, the Company's actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company's actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.